Divakar Gupta (212) 479-6474 dgupta@cooley.com	VIA EDGAR

December 27, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Suzanne Hayes Ms. Mary Beth Breslin Mr. Scot Foley Ms. Sasha Parikh Ms. Lisa Vanjoske

Re:	ObsEva SA Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted December 5, 2016 CIK No. 0001685316

Ladies and Gentlemen:

On behalf of our client, ObsEva SA (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 20, 2016 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). In response to the comments set forth in the Comment Letter (the “Comments”), the Company has revised the Draft Registration Statement and is confidentially submitting a revised draft (the “Amended DRS”) with this response letter. For the Staff’s reference, we have included both a clean copy of the Amended DRS and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on December 5, 2016.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended DRS.

Prospectus Summary

OBE2109 for the Treatment of Pain .. . ., page 2

1.	We note your response to prior comment 2. Since you intend to conduct a Phase 1 clinical trial for OBE2109 before proceeding to Phase 3, and in light of your disclosure on page 14 that your Phase 3 trials are contingent upon results of additional Phase 1 clinical trial and dose exploration studies that you intend to complete prior to initiation of Phase 3 trials, please adjust the pipeline table on page 1 and the corresponding one on page 85 by moving the arrow for the uterine fibrosis indication to the midpoint of the Phase 1 column. Please also indicate the approximate start date and duration of the Phase 1 trial, since you indicate that the Phase 3 trial will begin afterward but within the first half of 2017.

December 27, 2016

Response to Comment 1:

The Company acknowledges the Staff’s comment and respectfully disagrees with adjusting the pipeline table on pages 1 and 86. The Company believes that moving the arrow for the uterine fibroids indication to the midpoint of the Phase 1 column would be misleading to investors. As disclosed in the Draft Registration Statement, Phase 2 data for uterine fibroids has been derived from the prior Phase 2 clinical trials of OBE2019 and the next step in the Company’s clinical development plan for uterine fibroids is the initiation of two Phase 3 clinical trials in the first half of 2017.

Despite the disclosure on page 14 of the Draft Registration Statement, the initiation of the Phase 3 trials are not contingent upon the results of the additional Phase 1 PK and PD clinical trial and dose exploration studies. Rather, the additional Phase 1 PK and PD trial is solely being conducted to confirm the add-back dosage to be used in one of several arms of the Phase 3 clinical trials. The Company considers the additional Phase 1 PK and PD trial to be analogous to clinical pharmacology studies such as drug-drug interaction studies, special population studies or thorough QT studies that biopharmaceutical companies typically conduct in parallel with late-state efficacy clinical trials in order to support a drug’s registration package.

Regardless of the results of the Phase 1 PK and PD clinical trial, and even if the additional Phase 1 PK and PD clinical trial was cancelled for an unforeseen reason, the Company plans to initiate the Phase 3 clinical trials in the first half of 2017. Further, the Company intends to begin enrolling patients in the Phase 3 clinical trials, and potentially to begin randomizing patients in those trials, prior to receiving results from the Phase 1 PK and PD clinical trial.

Accordingly, the Company has revised the disclosure on pages 1, 14, 85, 86 and 101 of the Amended DRS to clarify that the initiation of the Phase 3 trials is not contingent on the results of the additional Phase 1 trial and that the completion of the Phase 1 trial is not required prior to the initiation of the Phase 3 trials. As such, the Company believes the arrow for the uterine fibrosis indication in the pipeline chart on pages 1 and 86 is an accurate representation of the status of the Company’s development of OBE2109 for uterine fibroids.

Notes to the Interim Financial Statements for the Nine-Month Period Ended September 30, 2016

Note 4. Shareholders’ Equity, page F-32

2.	With regard to previous comment 8, when you discuss accumulated losses such as on page 10 of the registration statement, it does not appear accurate to state you had accumulated losses of $27.9 million as of September 30, 2016. Please revise or otherwise explain why net losses for the nine-months ended 2016, and years ended December 31, 2015 and 2014 exceed $27.9 million.

December 27, 2016

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 70 of the Amended DRS.

* * * *

Please fax any additional comment letters concerning the Amended DRS to (212) 479-6275 and direct any questions or comments concerning this response letter to either the undersigned at (212) 479-6474, Nicole Brookshire at (617) 937-2357 or Charles S. Kim at (858) 550-6049.

Very truly yours,

/s/ Divakar Gupta

Divakar Gupta

cc:	Ernest Loumaye, ObsEva SA Nicole Brookshire, Cooley LLP Charles S. Kim, Cooley LLP B. Shayne Kennedy, Latham & Watkins LLP Brian J. Cuneo, Latham & Watkins LLP